TG Venture Acquisition Corp.

1390 Market Street, Suite 200

San Francisco, California 94102

VIA EDGAR

September 29, 2023

Mr. Paul Cline

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TG Venture Acquisition Corp.
Form 10-K/A (Amendment No. 1) for the Fiscal Year Ended December 31, 2022
File No. 001-41000

Dear Mr. Cline and Mr. Esquivel,

On behalf of TG Venture Acquisition Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 7, 2023 with respect to the Form 10-K/A (Amendment No. 1) for the Fiscal Year Ended December 31, 2022. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. The Company is simultaneously filing an amendment to the 10-K to reflect the revisions made pursuant to your comment (the “10K/A”).

Form 10-K/A (Amendment No. 1) for Fiscal Year Ended December 31, 2022

Description of Business PRC Limitations and Concerns, page 11

1.	We note your response to comment 1. Please remove the page 12 statement that “[w]e do not believe that, as of the date of this filing, there are legal or operational risks to us associated with the laws and regulations of mainland China solely due to or as a result of the Sponsor being based in Hong Kong.” Please remove similar statements elsewhere in your filing, for example, on pages 13 and 42. Please provide prominent disclosure in the introduction to your Business section about the legal and operational risks associated with your sponsor being based in China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page of the 10K/A, and otherwise updated the disclosure in accordance with this comment.

2.

We reissue comment 2. Please include a summary risk factor, as required by Item 105(b) of Regulation S-K. Such disclosure should summarize the risks that your sponsor being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Registrant has included the noted issues in the summary risk factor section of the 10K/A.

3.

We note your response to comment 4 and partially reissue the comment. Please also describe the consequences to you and your investors if you or your sponsor: (i) do not receive or maintain permissions or approvals from Chinese authorities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you or your sponsor are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Registrant has included the requested disclosure on page 19 of the 10K/A.

4.	We note your response to comment 6 and partially reissue the comment. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and/or directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and Hong Kong; lack of reciprocity and treaties; and cost and time constraints. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comment, the Registrant has included the requested separate section on enforcement of liabilities on page 51 of the 10K/A.

5.

Please revise or advise to reconcile your pages 11, 35, and 41 disclosure that Mr. Tsang is located/resides in Hong Kong with your page 19 disclosure that “[n]one of our officers and directors are located in the PRC” and The Flexi Group Holdings Ltd’s Form F-4 disclosure indicating that Mr. Tsang resides in Ireland.

Additionally, please revise or advise to reconcile your page 19 disclosure that “[n]one of our officers and directors are located in the PRC” with The Flexi Group Holdings Ltd’s Form F-4 disclosure indicating that Mr. Alexander resides in Hong Kong.

Response: In response to the Staff’s comment, the Registrant has removed the relevant disclosure in the 10K/A.

General

6.	We reissue comment 10. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: In response to the Staff’s comment, the Registrant added the following risk factor to the 10K/A, “The M&A Rules and certain other regulations of mainland China establish certain procedures for some acquisitions of mainland China-based companies by foreign investors that could make it more difficult for PubCo to pursue growth through future acquisitions in mainland China.” The Registrant also believes that the risk factor on page 37, “Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively following our initial business combination” provides some of the disclosure requested in this comment.

7.	Please revise or advise to clarify the location of your operations. In this regard, as a non-exclusive example, we note your pages 35 and 36 disclosure indicating that your operations are based in Hong Kong. However, we also note your pages 41 and 43 disclosure indicating that you do not have operations in Hong Kong.

Response: In response to the Staff’s comment, the Registrant has revised the relevant disclosure to clarify that we do not have operations in Hong Kong at this time.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Louis Taubman, at (212) 530-2206, of Hunter Taubman Fischer & Li LLC.

Very truly yours,
/s/ Patrick Tsang
Pui Lan Patrick Tsang
President and Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC